CONSENT OF PETER MONTANO

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled “NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali” dated effective June 30, 2015, (ii) the mineral reserve estimates for the Otjikoto project, (iii) the mineral reserve estimates for the Fekola project, (iv) scientific and technical information related to operations matters contained in the Annual Information Form, (v) scientific and technical information (other than information regarding the Anaconda mineral resource) contained in the Management’s Discussion and Analysis, (vi) stockpile resource estimates (other than the stockpile estimate for Masbate) contained in the Annual Information Form, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 23, 2018, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811 and No. 333-218710) of B2Gold Corp.

/s/ Peter Montano
Peter Montano
March 23, 2018